EXHIBIT 99.1

Brookfield Corporation to Host Third Quarter 2025 Results Conference Call

BROOKFIELD, NEWS, Oct. 10, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) will host its third quarter 2025 conference call and webcast on Thursday, November 13, 2025 at 9:00am (ET).

Results will be released that morning at approximately 7:00am (ET) and available on our website at https://bn.brookfield.com/news-events/press-releases.

Participants can join by conference call or webcast:
Conference Call

  Please pre-register by conference call:
  https://register-conf.media-server.com/register/BIf53911d34bdc4ac38feb0108a74ca3c9
  Upon registering, you will be emailed a dial-in number, and unique PIN. This process will bypass the operator and avoid the queue.

Webcast

  Please join and register by webcast: https://edge.media-server.com/mmc/p/tr4o8due
  Replay of the event is available on the above webcast link for 90 days.

About Brookfield Corporation
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

Media
Kerrie McHugh: E kerrie.mchugh@brookfield.com | M +1 212 618 3469

Investor Relations
Katie Battaglia: E katie.battaglia@brookfield.com | M +1 416 359 8544